SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

HERBALIFE NUTRITION LTD.

(Name of Subject Company (Issuer))

Herbalife Nutrition Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

Henry C. Wang

General Counsel and Corporate Secretary

Herbalife Nutrition Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$750,000,000	$97,350***
*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.0005 per share, of the Issuer for a maximum aggregate tender offer price of $750 million.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

***	Amount Previously Paid: $97,350.00 Form or Registration No.: Schedule TO-I Date Filed: July 13, 2020

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Amendment”) filed by Herbalife Nutrition Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”), amends and supplements the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 13, 2020, as amended by Amendment No. 1 to Schedule TO filed on August 6, 2020 and Amendment No. 2 to Schedule TO filed on August 12, 2020 (collectively, with any amendments and supplements hereto, this “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase common shares, par value $0.0005 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $750 million at a price per share not greater than $50.00 nor less than $44.75 per share, net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer expired at 5:00 P.M., New York City time, on Tuesday, August 11, 2020.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

“Based on the final count by Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), a total of 36,810,968 common shares of the Company were properly tendered and not properly withdrawn at or below the Cash Purchase Price of $48.75 per share.

Because the tender offer was oversubscribed, the Company purchased only a prorated portion of the common shares properly tendered by each tendering shareholder (other than “odd lot” holders whose shares were purchased on a priority basis) at the final per share Cash Purchase Price of $48.75. Based on the final tender count, and taking into consideration the effect of odd lot priority on the proration factor, the final proration factor for the tender offer was approximately 41.79% of the shares properly tendered at or below the Cash Purchase Price of $48.75 per share.

In accordance with the terms and conditions of the Offer and based on the final count by the Depositary, the Company accepted for purchase 15,384,615 common shares of the Company at a Cash Purchase Price of $48.75 per share, for a total cash cost of approximately $750 million, excluding fees and expenses relating to the Offer. These common shares represent approximately 11.6% of the Company’s total outstanding common shares as of August 14, 2020. The Depositary will promptly pay for the common shares accepted for purchase and promptly return all shares tendered and not accepted for purchase.”

The full text of the press release issued by the Company announcing the final results of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(B)	Press release issued by the Company, dated August 17, 2020.

EXHIBIT INDEX

Exhibit		Description

(a)(1)(A)	#	Offer to Purchase, dated July 13, 2020.

(a)(1)(B)	#	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	#	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	#	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	#	Press release issued by the Company, dated July 13, 2020.

(a)(1)(F)	#	Notice to Participants in the Company’s Employee Stock Purchase Plan.

(a)(5)(A)		Press release issued by the Company, dated August 12, 2020 (previously filed on August 12, 2020 as an Exhibit to Amendment No. 2 to the Company’s Tender Offer Statement on Schedule TO and incorporated herein by reference).

(a)(5)(B)	*	Press release issued by the Company, dated August 17, 2020.

(b)		Not applicable.

(d)		Not applicable

(g)		Not applicable.

(h)		Not applicable.

*	Filed herewith
#	Previously filed on July 13, 2020 as an Exhibit to the Company’s Tender Offer Statement on Schedule TO and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu

Name: Bosco Chiu
Title: Executive Vice President & Chief Financial Officer

Dated: August 17, 2020

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